UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33107

CANADIAN SOLAR INC.

No. 199 Lushan Road

Suzhou New District

Suzhou, Jiangsu 215129

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CANADIAN SOLAR INC.

Form 6-K

Signature

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu

Name:	Shawn (Xiaohua) Qu
Title:	Chairman, President and Chief Executive Officer

Date: November 25, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release